SAMSUNG ELECTRONICS

04012336

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

January 15, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

RECEIVED JAN 20 2004 181

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Won-sang Song

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7286
Fax) 82-2-727-7427
Email) dude@samsung.com

dlw 1/22

Earnings Release 4Q 2003

Samsung Electronics

January 2004

Disclaimer

This report includes forward-looking statements which can generally be identified by phrases such as Samsung Electronics (SEC) or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import.

Similarly, such statements that describe the company's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements.

All such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in this material.

The financial results for 4Q of 2003 have been prepared on an un-audited basis, and may be subject to change during the independent auditing process.

Sales and Profits

(Unit : Trillion KRW)	3Q '03	4Q '03	Growth	FY 2003
Sales	**11.26**	**12.89**	**14.4%**	**43.58**
Domestic	2.34	2.53	7.7%	9.35
Export	8.92	10.36	16.2%	34.23
(US$, Bn)	*7.59*	*8.76*	*15.3%*	*28.7*
Profit				
Operating Profit	2.05	2.63	27.9%	7.19
Net Profit	1.84	1.86	1.1%	5.96

Q4 Results Analysis (Q-on-Q)

Memory

☐ **Sales & Profits Continue to Grow**

- Increased shipment of highly profitable Flash
  - · 66 mil. → 82 mil. 512M. Eq.
- Greater revenue contribution of Flash
  - · 32% → 37%

☐ **DRAM Blended ASP ↑**

- '03.4Q Low $6 (256M eq.)
- Declining DDR prices since Nov. due to slow demand
- Strong Sync prices
  - · Healthier Server, Network, Consumer demand

☐ **12" Ramp-up** (as of '04.Jan., wafer-in)

- Line 11 (MPS) : 10K/Month, DDR (0.10 ㎛)
- Line 12 : 25K/Month, DDR (0.10 ㎛), NAND (0.09 ㎛)

LCD

☐ **Sales & Profits Improving :**

- Shipment : Large panels 6.4Mil. (24%↑)
  - · N/B panels 3.1 Mil (21%↑)
  - · TV panels above 22" 144K (122%↑)
- Price : Healthy pricing driven by strong N/B panel demand
  - · 14.1" (Sep $185 → Dec. $215, 16%↑)

☐ **5G Lines : Successful Ramp-up**

- Line5 : Full capacity of (100K) in Aug.
- Line6 : Faster ramp-up and higher yields (Dec. Capa : 35K)

System LSI

☐ **Sales & Profits Improving**

- Display Driver IC (DDI) revenue : (35%↑)
  - · Strong large size and HHP panel demand
- System On a Chip (SOC) revenue : (24%↑)
  - · Expanding high-end business with 533MHz MAP

Q4 Results Analysis (Q-on-Q)

Telecommunication

☐ **Handsets**

- **Shipments: 15.5M (4%↑)**
  - · Highest quarterly shipment
  - · Seasonality & successful new model launching → Stronger European & US sales
  - · Higher shipment volume in GSM (14%)
- **ASP: Export 2% ↑ & Domestic 6% ↓**
  - · Export: Better sales of new high-end models
  - · Domestic: Price competition on the rise
- **Sales increased but profits flat due to higher marketing expenses**

☐ **Network**

- Increased SKT, KTF EV-DO system supply
- Continued supply of CDMA 1x to Indonesia Mobile 8/ PT Telkom, Japan KDDI, and China Unicom

Digital Media

☐ **Sales (14%↑) and Profits (47%↑) Increasing**
: Year-end Seasonality

☐ **Overseas production: '02. 70%→ '03. 80%**

☐ **Progress by Product**

- Digital TV : Strong DLP/ LCD/ PDP shipment (Y-on-Y 107% ↑)
  - · Market leader in >$3,000 high-end segment in US
- Monitor : Keeping market leadership with 17% share
- Printer : Growth mainly coming from own branded Lasers (Y-on-Y 30% ↑)

Home Appliances

☐ **Sales Increased by 11%**

☐ **Intensifying Business Strategy based on Premium Products**

- Hauzen, side-by-side refrige, and drum washing machine

Sales by Division

(Unit: Trillion KRW)	3Q '03	(Weight)	**4Q '03**	(Weight)	Growth
Semiconductor	4.76	*(42%)*	5.86	*(46%)*	23.3%
Memory	2.55	*(22.6%)*	3.02	*(23.4%)*	18.4%
TFT-LCD	1.38	*(12.2%)*	1.96	*(15.2%)*	42.3%
System LSI	0.44	*(3.9%)*	0.51	*(4.0%)*	16.3%
Telecommunication	3.74	*(33%)*	3.94	*(31%)*	*5.4%*
Wireless Handsets	3.41	*(30.3%)*	3.60	*(27.9%)*	*5.4%*
Digital Media	1.87	*(17%)*	2.13	*(16%)*	*14.0%*
Home Appliances	0.77	*(7%)*	0.86	*(7%)*	*11.2%*
Total	11.26	*(100%)*	12.89	*(100%)*	*14.4%*

(4Q 2003 on Parent basis)

Operating Profit by Division

(Unit: Trillion KRW)	3Q '03 *(Profit Margin)*	**4Q '03** ***(Profit Margin)***	**FY'03** ***(Profit Margin)***
Semiconductor	1.35 (28.4%)	2.02 (34.5%)	4.50 (25.2%)
Telecommunication	0.75 (19.9%)	0.73 (18.5%)	2.70 (19.0%)
Digital Media	0.002 (0.1%)	0.003 (0.1%)	0.15 (1.9%)
Home Appliances	- 0.05 (- 6.0%)	- 0.08 (- 8.8%)	- 0.11 (-3.3%)
Total	2.05 (18.2%)	2.63 (20.4%)	7.19 (16.5%)

(4Q 2003 on Parent basis)

Financial Analysis

(Unit: Trillion KRW)	End of Sept '03	**End of Dec. '03**	Change
Assets	36.39	39.20	2.81
Liabilities	8.50	9.79	1.29
(Debt)	*(1.16)*	*(1.16)*	*No Change*
Shareholders' Equity	27.89	29.41	1.52
(Paid-in Capital)	*(0.89)*	*(0.90)*	*(0.3 Bn)*
Net Debt / Equity Ratio	*- 21%*	*- 23%*	*- 2%* point

	Q3 '03	**Q4 '03**	Change
R O E *	27.3%	**26.0%**	- 1.3% point
Profitability (Net Income/ Sales)	0.16	**0.14**	- 0.02
Asset Turnover (Sales / Asset)	1.28	**1.36**	0.08
Leverage (Asset / Equity)	1.30	**1.32**	0.02

* *Annualized*

Profitability Analysis

(Unit: Trillion KRW)	3Q '03	**4Q '03**	Growth (Change)
Sales	11.26	12.89	14.4%
Gross Profit	3.65	4.74	29.7%
(%)	*(32%)*	*(37%)*	*(5% point)*
SG & A	*1.60*	*2.11*	*32.1%*
(%)	*(14%)*	*(16%)*	*(2% point)*
Operating Profit	2.05	2.63	27.9%
(%)	*(18%)*	*(20%)*	*(2% point)*
Net Profit	1.84	1.86	1.1%
(%)	*(16%)*	*(14%)*	*(- 2% point)*

(4Q 2003 on Parent basis)

Cash Flow

(Unit: Trillion KRW)	3Q '03	4Q '03
Cash* (Beginning of period)	**4.97**	**7.07**
Cashflow from Operation	**3.46**	**3.49**
Net Profit	*1.84*	*1.86*
Depreciation	*0.97*	*1.06*
Loss from Equity method	*0.04*	*0.10*
Decrease in Working Capital (Inventory, A/R, Accrued Expenses)	*0.61*	*0.47*
Cashflow from Investment	**(1.37)**	**(2.24)**
CAPEX	*(1.42)*	*(1.90)*
Cashflow from Financing	**(0.002)**	**(0.33)**
Increase of Notes Payable	*0.13*	*0.66*
Dividends	*(0.08)*	-
Repurchase of Shares	-	*(1.00)*
Net increase in cash	**2.09**	**0.92**
Cash (End of period)	**7.07**	**7.99**

** Cash = cash + cash equivalent + short-term financial instruments + marketable securities*

(4Q 2003 on Parent basis)

Plans for 2004

(Unit: Trillion KRW)	2003	2004	Change/ Growth
Sales	**43.58**	**46.34**	**6.3%**
Capex	**6.74**	**7.92**	**1.18**
Semiconductor	6.05	6.97	0.92
Telecommunication	0.26	0.30	0.04
Others	0.43	0.65	0.22
R&D	**8.1%**	**8.5%**	**0.4%point**

(4Q 2003 on Parent basis)